Exhibit 99.1

Oncolytics Biotech® Announces Poster Presentation at the 2018 Gastrointestinal Cancers Symposium Sponsored by ASCO in Patients with Relapsed Metastatic Adenocarcinoma of the Pancreas

CALGARY and SAN DIEGO, CA, Dec. 27, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn 'cold' tumors 'hot', today announced that data from REO 024 will be presented at the 2018 Gastrointestinal Cancers Symposium sponsored by ASCO, January 18 – 20, 2018, in San Francisco. The poster presentation by Dr. Devalingam Mahalingam, M.D. Ph.D., Associate Professor of Medicine (Hematology and Oncology) at the Feinberg School of Medicine, Northwestern University, will present clinical data evaluating intravenous administration of pelareorep in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with advanced or metastatic pancreatic adenocarcinoma.

"I'm thrilled that Dr. Mahalingam will have the opportunity to present data from the REO 024 study combining pelareorep with Merck's Keytruda and chemotherapy," said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. "While our focus remains on metastatic breast cancer, we continue to be very interested in the potential to treat pancreatic cancer patients. Our NCI-8601 study demonstrated an increase in landmark survival at two years in pancreatic patients from nine percent to twenty percent, when comparing pelareorep plus carboplatin to carboplatin alone. Our REO 017 study improved overall two-year survival in pancreatic patients from historical measures of four to five percent to twenty-four percent, when comparing pelareorep plus gemcitabine to gemcitabine alone. We believe there is an obvious therapeutic effect in pancreatic cancer and look forward to this presentation in January."

Abstract number:	283
Title:	A study of pelareorep in combination with pembrolizumab and chemotherapy in patients (pts) with relapsed metastatic adenocarcinoma of the pancreas (MAP)
Poster Session:	Session B: Cancers of the Pancreas, Small Bowel, and Hepatobiliary Tract
Date/Time:	January 19, 11:30 AM-1:00 PM; 5:30 PM-6:30

About REOLYSIN/Pelareorep
REOLYSIN, also known as pelareorep, is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning 'cold' tumors 'hot' – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the Corporation's proposed use of pelareorep in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with advanced or metastatic pancreatic adenocarcinoma; the timing and content of the presentation of clinical data evaluating intravenous administration of pelareorep in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with advanced or metastatic pancreatic adenocarcinoma ; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/27/c2069.html

%CIK: 0001129928

For further information: Investor Relations & Company Contact: Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; Media Contact: Mark Corbae, Canale Communications, 619-849-5375, mark@canalecomm.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 27-DEC-17